Exhibit 99.1

Commission File Number 001-31914

ANNOUNCEMENT

RESIGNATION OF INDEPENDENT DIRECTOR

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces that as Mr. Tang Xin has served as an Independent Director of the Company for six consecutive years, pursuant to the relevant regulations of the PRC, he has tendered his resignation as an Independent Director of the Company, the Chairman of each of the Nomination and Remuneration Committee and the Connected Transactions Control Committee, and a member of each of the Audit Committee and the Risk Management and Consumer Rights Protection Committee on 6 March 2022.

Since the resignation of Mr. Tang Xin will result in the number of Independent Directors falling below the minimum number required by the relevant regulations and the Articles of Association of the Company, Mr. Tang Xin will continue to perform his duties as an Independent Director and relevant duties as the chairman and member of various special committees of the Board until the qualification of a newly appointed Independent Director is approved by the China Banking and Insurance Regulatory Commission.

Mr. Tang Xin has confirmed that he has no disagreement with the Board and there are no other matters relating to his resignation that need to be brought to the attention of the shareholders of the Company. The Company would like to express its gratitude to Mr. Tang Xin for his contribution to the Company during his tenure of service.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 7 March 2022

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Su Hengxuan, Li Mingguang, Huang Xiumei

Non-executive Directors:	Yuan Changqing, Wang Junhui

Independent Non-executive Directors:	Tang Xin, Leung Oi-Sie Elsie, Lam Chi Kuen, Zhai Haitao